Via EDGAR and by Courier

CHECK-CAP BUILDING
ABBA HUSHI AVENUE
P.O. BOX 1271
ISFIYA, 30090
MOUNT CARMEL, ISRAEL

December 23, 2014

Amanda Ravitz, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Check-Cap Ltd.
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted on November 21, 2014
CIK No. 0001610590

Dear Ms. Ravitz:

This letter responds to the letter of the staff of the United States Securities and Exchange Commission (the “Staff”), dated December 16, 2014 (the “Comment Letter”), to Guy Neev, Chief Executive Officer of Check-Cap Ltd. (the “Company”), regarding Amendment No. 1 to the Confidential Draft Registration Statement on Form F-1 submitted by the Company on November 21, 2014.

This letter sets forth each comment of the Staff from the Comment Letter (numbered in accordance with the Comment Letter).  Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of the changes made in the Registration Statement (as hereinafter defined). The Company is concurrently submitting via EDGAR this letter and an amended Registration Statement on Form F-1 (the “Registration Statement”).  Capitalized terms used herein without definition shall have the meanings ascribed to such terms in the Registration Statement.

Our Company, page 1

1.             We note your disclosure that your imaging capsule employs X-rays which are considered low dose by the Radiation Safety Division of the Radiological Protection Branch of the Soreq Nuclear Research Center. Please clarify how that institution considers your X-rays to be low dose. For example, please clarify whether management relied upon data made publicly available by that institution regarding X-ray radiation doses in general in making this disclosure regarding your products or if you commissioned that institution to specifically evaluate your product and have relied upon their conclusions to make this disclosure.

Response: The Company requested and received a Statement of Opinion dated September 15, 2010 from the Radiation Safety Division of the Radiological Protection Branch of the Soreq Nuclear Research Center related to the assessment of the radiation dose and the health risks to patients undergoing imaging of the colon utilizing the Company’s imaging capsule. In its Statement of Opinion, the Radiation Safety Division of the Radiological Protection Branch of the Soreq Nuclear Research Center concluded that the effective dose of radiation involved in the proposed imaging procedure involving the Company’s imaging capsule is “of the order of magnitude of the dose caused by a chest X-ray examination” and that the dose was “much lower than the effective doses in conventional diagnostic radiology (radiography, fluoroscopy, CT) or nuclear medicine imaging processes.”

Ms. Amanda Ravitz, Assistant Director
Securities and Exchange Commission
December 23, 2014

2.             In the last sentence of the twelfth paragraph of this section, please clarify, if true, that after completion of your trials, you will need to seek and obtain FDA approval for your product before launching it commercially in the United States. Please make similar clarifications in the third paragraph on page 59, the fourth paragraph on page 74 and the second paragraph on page 85.

Response: The requested clarifications have been made on pages 2, 59, 74 and 85 of the Registration Statement.

3.             Your response to prior comment 3 appears to indicate that you will not start the pivotal study in the United States until you have completed the clinical feasibility study. If so, please revise your disclosure so that the timing of your studies and the pathway to regulatory approval is clear.

Response: We have clarified our disclosure regarding the timing of our studies and the pathway to regulatory approval on pages 2, 59, 74 and 85 of the Registration Statement.

Concurrent Private Placement, page 7

4.             We note your disclosure that you “expect” to receive $_____ in aggregate proceeds from a Private Placement concurrent with your public offering. If appropriate, revise your related disclosure in the “Use of Proceeds” section and add risk factor disclosure if there is a material risk that you may raise less than the expected amount.

Response:  The Company does not believe, based on the terms of the Credit Line Agreement, that there is a material risk that it will not consummate the Private Placement concurrently with the consummation of its public offering. Unless a default occurs under the Credit Line Agreement prior to the consummation of its public offering, the $12 million in funds previously deposited into an escrow account by the lenders pursuant to the Credit Line Agreement will, at the option of the Company, be utilized to purchase ordinary shares in the Private Placement. In the event that an initial public offering was not consummated on or prior to February 18, 2015, unless a default occurs under the Credit Line Agreement, the Company would, after February 18, 2015, have the ability to draw from the escrow account under the Credit Line Agreement all or any part of the $12 million in funds previously deposited by the lenders in the form of indebtedness.  The Company would utilize such amounts to replace the proceeds it was not able to obtain in the Private Placement. In the event that a default by the Company occurs under the Credit Line Agreement and the Company is unable to access the $12 million in funds previously deposited by the lenders into the escrow account, it would be unable to initiate clinical trials in the United States.  Because the Company does not believe that there is a material risk that such a default by the Company will occur under the Credit Line Agreement, the Company does not believe that any additional risk factor disclosure in the Registration Statement is necessary.

Ms. Amanda Ravitz, Assistant Director
Securities and Exchange Commission
December 23, 2014

5.             We note that the Private Placement will be completed at the same time as the public offering and that the offering will be made to, among others, your affiliates. Since you do not yet disclose the extent to which your affiliates will participate in that offering, please tell us how you intend to disclose the significance of the amount of shares being purchased by affiliates in the Private Placement, and how you will revise your beneficial ownership table to account for shares being purchased by affiliates.

Response: We have revised the lead-in paragraph to the Principal Shareholders section beginning on page 132 of the Registration Statement and the Principal Shareholders table on pages 132-135 of the Registration Statement to add additional columns that will disclose the beneficial ownership of affiliates assuming consummation of the Private Placement in an amount equal to the full potential $12 million provided pursuant to the Credit Line Agreement.

Credit Line Agreement; Private Placement, page 7

6.             With respect to the purchases of shares in a private placement if your IPO occurs on or before February 18, 2015, or in the public offering if your IPO occurs after February 18, 2015, please disclose, if true, that any breach of a purchase obligation to purchase shares in either the unregistered offering or in the public offering will not release the underwriters from their purchase obligation in connection with the registered offering if the breach occurs following the execution of the underwriting agreement.

Response:  The consummation of any of the transactions contemplated by the Credit Line Agreement, including, without limitation, the Private Placement, is not a condition to the obligation of the Company or the Underwriters to consummate the transactions contemplated by the Underwriting Agreement.  The requested disclosure has been added on pages 8 and 67 of the Registration Statement.

7.             Your disclosure in the third paragraph of this section that if the IPO occurs on or before February 18, 2015 then the amounts called, or drawn down, under the credit line would be invested in shares in a private placement transaction does not appear to reconcile to the terms set forth in Section 5.1 of the Credit Line Agreement. Please advise or revise your disclosure as appropriate.

Response:  The Company and the lenders parties to the Credit Line Agreement have entered into a Second Addendum to the Credit Line Agreement that has amended Section 5.1 of the Credit Line Agreement to provide that if the IPO occurs on or before February 18, 2015 then the amounts called or drawn down under the credit line will be invested in a simultaneous private placement rather than in the IPO.

Ms. Amanda Ravitz, Assistant Director
Securities and Exchange Commission
December 23, 2014

8.             Given your disclosure that you can call, or drawn down, any or all of the $12 million available under the credit line and many of the lenders under the agreement are affiliates, please tell us how you intend to disclose the significance of the amount of shares being purchased by affiliates in your public and private offerings, and how you will revise your use of proceeds and beneficial ownership information to account for the range of outcomes in terms of the amount called under the credit line and the number of shares purchased by affiliates.

Response:  The Company intends to draw down the full $12 million available under the Credit Line Agreement for investment in the Private Placement. As previously noted in response to Comment 5 above, we have added additional columns to the Principal Shareholders table on pages 132-135 of the Registration Statement that will disclose the beneficial ownership of affiliates assuming consummation of the Private Placement in an amount equal to the full $12 million available under the Credit Line Agreement.

9.             Please also provide a brief definition of the term “call” in your prospectus summary and in an appropriate location in your prospectus, please provide a brief definition of the term “an M&A Event.

Response: The requested disclosure has been added on pages 8 and 65 of the Registration Statement.

10.           Please disclose the aggregate number of shares that would be issuable under the Credit Line Warrants.

Response:  The requested disclosure has been added on pages 8 and 65 of the Registration Statement.

11.           From your current disclosure in the fourth paragraph of this section it appears that the lenders under the Credit Line Agreement have committed to purchase shares in your initial public offering if that offering takes place after February 18, 2015, and from Section 5.1 of the Credit Line Agreement that they have committed to purchase shares in your initial public offering if that offering takes place on or before February 18, 2015. Please provide us with analysis as to how those arrangements comply with Securities Act Section 5.

Response:  As discussed in our response to Comment 7 above, the Company and the lenders parties to the Credit Line Agreement have entered into a Second Addendum to the Credit Line Agreement that has amended Section 5.1 of the Credit Line Agreement to provide that if the IPO occurs on or before February 18, 2015, then the Company shall be entitled to direct that all or a portion of the credit line amount deposited in escrow be invested in a simultaneous private placement rather than in the IPO. The Company believes that this arrangement (i.e., the commitment by the lenders to purchase shares in a private placement to be consummated simultaneously with the IPO) is exempt from the provisions of Section 5 of the Securities Act of 1933, as amended (the “Securities Act”) under Section 4(a)(2) of the Securities Act.

Ms. Amanda Ravitz, Assistant Director
Securities and Exchange Commission
December 23, 2014

Pursuant to the terms of the Credit Line Agreement, if an initial public offering does not take place on or prior to February 18, 2015, the Company is entitled to call (i.e., direct that such funds be released) all or a portion of the credit line amount from escrow on or prior to April 14, 2016 (the “Last Date”), and any funds so called (and, at the option of the Company, the interest accrued thereon) will automatically convert on the Last Date in a private transaction into the then most senior outstanding class of securities of the Company.  The Credit Line Agreement also provides for certain other circumstances under which the funds so called (and, at the option of the Company, the interest accrued thereon) would automatically convert (including upon an initial public offering) or may be converted into equity securities of the Company in a private transaction that is consummated on or prior to the Last Date.  Although the Credit Line Agreement provides that in the event of an initial public offering of the Company’s securities that takes place after February 18, 2015 and on or prior to the Last Date, the Company will have the option in lieu of such automatic conversion to cause an amount equal to 125% of the funds so called (and, at the option of the Company, the interest accrued thereon) to be utilized to purchase securities of the Company issued in such initial public offering, the Company acknowledges that it would not be able to exercise such option in connection with an initial public offering in the United States. In such case and as mentioned above, the lenders would instead receive equity securities of the Company upon the automatic conversion of their indebtedness in a private transaction that is exempt from the registration requirements of Section 5 of the Securities Act. In the event that this offering is not completed and the Company decides to pursue an initial public offering in a jurisdiction outside of the United States, the Company will not exercise its right to cause any such funds to be utilized to purchase securities in such initial public offering if such purchase or investment is not permitted by applicable law in such jurisdiction.

Israel-United States Binational Industrial Research and Development, page 8

12.           Please revise the last paragraph of this section to clarify how the repayments of the grant amount is to be calculated using the percentages in the first sentence of the paragraph and how the amount or percentages are linked to the U.S. Consumer Price Index.

Response:  The requested disclosure has been added on pages 8 and 65 of the Registration Statement.

Scientific Advisors, page 90

13.           We note from your response to prior comment 18 that some of the advisors named in this section have not been compensated in any of the prior three years. If any of the named advisors has not provided any consulting services to you or your officers in the last three years it is not clear why you would continue to name such advisors in your disclosure. Please advise or revise your disclosure as appropriate.

Response:  All of the named advisors have provided advisory services to us in each of the last three years.  As previously disclosed, certain of these advisors received cash compensation from us in consideration for their services. In addition, during 2011, we granted options to purchase our ordinary shares to certain of our scientific advisors in consideration of services rendered and to be rendered as follows: Douglas Rex, 27,954 options; Steve Hanley, 17,318 options; and Nadir Arber, 59,096 options.

Ms. Amanda Ravitz, Assistant Director
Securities and Exchange Commission
December 23, 2014

Compensation of Executive Officers and Directors, page 127

14.           Please disclose the amounts of the salary increases and the one-time and annual bonuses mentioned in this section.

Response: The requested disclosure has been added on page 127 of the Registration Statement.

Principal Shareholders, page 132

15.           Please revise your table and footnotes to reflect the Pontifax Warrant described on page 130.

Response:  The Pontifax Warrants were previously disclosed in the Principal Shareholders table. In order to clarify this disclosure, we have added a definition of “Pontifax Warrants” on page 130 of the Registration Statement and we have made certain revisions on page 133 of the Registration Statement.

Year ended December 31, 2013 Compared to Year Ended December 31, 2012

Financial Statements

Note 1 - D. Pro Forma Information, page F-8 and F-42

16.           We note from your response to prior comment 19 that you have revised your disclosure to explain the exercise of the Neev Options as part of your pro forma discussion. Please tell us where you have provided additional disclosure that explains why you have included the exercise of the Neev Options as part of your pro forma calculation.

Response:  The Company has revised Note 1-D of the annual financial statements in the Registration Statement to disclose the effect of the exercise of the Neev Options in the Pro Forma balance sheet. The Company has also explained and cross referenced Note 17 to the annual financial statements with the explanation that the Neev Options are already included in basic loss per share.

Ms. Amanda Ravitz, Assistant Director
Securities and Exchange Commission
December 23, 2014

Note 11 - Share Capital, page F-23

17.           We note your response to prior comment 21 and understand that the Anti-Dilution Warrants are different from the Neev Options. Please tell us where you explain the terms of the Neev Options, including why they are automatically exercised at the time of the offering and your anticipated accounting for the exercise of the options.

Response: The Company has revised Note 17 of the annual financial statements in the Registration Statement to include an explanation of the terms of the Neev Options and the fact that such options have been included in basic loss per share. As explained in the Company’s previous response to Comment 21, although the Neev Options are not automatically exercisable, Mr. Neev and the Company have agreed that the Neev Options will be exercised prior to the consummation of the IPO.

Exhibits

18.           Please file complete agreements as exhibits to your registration statement. We note, for example, that Exhibit 10.10 does not contain the schedules to that agreement and Exhibits 10.11 and 10.13 do not contain all exhibits to those agreements.

Response: In response to the Staff’s comment, the missing schedules to Exhibit 10.10 and the missing exhibits to Exhibits 10.11 have been filed with the Registration Statement. We have also filed the missing exhibits to Exhibit 10.13 with the exception of the following:
Exhibit 2 –  Credit Line Warrants – previously filed as Exhibit 10.14 to the Registration Statement
Exhibit 3 – joinder for deferred closing was to be attached at a later date and as there was no deferred closing, there is no such exhibit
Exhibit 6(a) – Amended Articles of Association – previously filed as Exhibit 3.1 to the Registration Statement
Exhibit 6(a) – Amended Shareholders’ Agreement – previously filed as Exhibit 10.2 to the Registration Statement
Exhibit 7.2.2(a) – Shareholders; Resolutions – These are not typically publicly filed and the Company prefers not to file them;
Exhibit 7.2.2(b) –  CTO Employment Agreement – Because foreign private issuers are not required to file individual employment agreements, the Company prefers not to file this; and
Exhibit 7.2.6 – FBC legal opinion – Legal opinions for transactions of this nature are not typically publicly filed and the Company prefers not to file this opinion.

Ms. Amanda Ravitz, Assistant Director
Securities and Exchange Commission
December 23, 2014

If you require any additional information on these issues, or if the Company can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at 972-4-830-3401. In addition, please contact Mitchell S. Nussbaum or Angela M. Dowd of Loeb & Loeb LLP at (212)407-4159 or (212)407-4097, respectively, if you have any questions or require additional information.

Sincerely,

CHECK-CAP LTD.

/s/ Guy Neev
Name:	Guy Neev
Title:	Chief Executive Officer